02058624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

September 19, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

Exhibit Index

Exhibit No.	Description
1.	Press Release
2.	Form 27 Material Change Report

September 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: September 19, 2002

By:______________________________
Charles A. Butt
President & CEO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Announces up to $40 Million in Sterols Sales Agreements

Vancouver, British Columbia –September 19, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has secured sterols supply agreements for up to $40 million over a two-year period based on customer forecasts. This includes a major supply agreement between its manufacturing joint venture, Phyto-Source LP, and a large multinational company. The identity of the customer and contractual terms and conditions, for competitive reasons, will not be disclosed.

"This is a tremendous achievement for Forbes," said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "We now have contracts for over 80% of our plant's capacity. These contracts are a true testament to our sterol manufacturing capabilities and the increasing demand for phytosterols in today's functional food and dietary supplement market."

Manufacturing of the phytosterols will be conducted by the Phyto-Source joint venture manufacturing facility in Pasadena, Texas, a 50-50 joint venture between Forbes and Chusei (USA) Inc. Forbes anticipates recognizing approximately 60 –70 % of the total revenue under these supply agreements on its income statement. Approximately 800 tonnes of Phyto-Source's 1000 tonne annual production capacity has been secured by these new and existing contracts.

Under the new and existing contracts Forbes' revenue is scheduled to increase for at least three quarters commencing in the fourth quarter of 2002. Based on these contracts, the Company has increased its revenue projections for 2002 to $8 million. As the Company is continuing to negotiate additional sterols contracts, revenue guidance for 2003 will be announced in the fourth quarter of 2002.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles A. Butt
President & CEO

###

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements concerning anticipated revenues, sales, manufacturing and production, which statements can be identified by the use of forward-looking terminology, such as "forecasts", "anticipates", "will", "scheduled", "projections" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the Company's need for additional funding, which may not be available to the Company on acceptable terms or at all; uncertainty as to whether product volumes will be ordered as forecasted or at all; the need for performance of contract obligations by buyers of products; uncertainty that the Phyto-Source LP manufacturing facility will function as planned; uncertainty as to the Company's ability to generate projected sales volumes; the need for continued cooperation and performance by the Company's joint venture partner, Chusei (USA) Inc.; the need to control costs and the possibility of unanticipated expenses and delays; and uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third-party purchasers. See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.

BRITISH COLUMBIA
ONTARIO

FORM 53-901F / FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES (BRITISH COLUMBIA) AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO).

ITEM 1. REPORTING ISSUER

Forbes Medi-Tech Inc.
Suite 200 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Telephone: (604) 689-5899

ITEM 2. DATE OF MATERIAL CHANGE

September 19, 2002

ITEM 3. PRESS RELEASE

September 19, 2002- Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it has secured sterols supply agreements for up to $40 million over a two-year period based on customer forecasts. This includes a major supply agreement between its manufacturing joint venture, Phyto-Source LP, and a large multinational company. Under the new and existing contracts Forbes' revenue is scheduled to increase for at least three quarters commencing in the fourth quarter of 2002. Based on these contracts, the Company has increased its revenue projections for 2002 to $8 million. As the Company is continuing to negotiate additional sterols contracts, revenue guidance for 2003 will be announced in the fourth quarter of 2002.

FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached press release.

ITEM 5. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBA) AND SECTION 74(3) OF THE SECURITIES ACT (ONTARIO)

Not applicable.

ITEM 6. OMITTED INFORMATION

Not applicable.

ITEM 7. SENIOR OFFICER

Name:	Mr. Charles Butt
Title:	President & CEO
Phone No.:	(604) 689-5899

ITEM 8. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

September 19, 2002
Date

Per: ____________________
Signature

____
Name of Officer

President & CEO
Title of Officer

Vancouver, British Columbia
Place

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Announces up to $40 Million in Sterols Sales Agreements

Vancouver, British Columbia –September 19, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has secured sterols supply agreements for up to $40 million over a two-year period based on customer forecasts. This includes a major supply agreement between its manufacturing joint venture, Phyto-Source LP, and a large multinational company. The identity of the customer and contractual terms and conditions, for competitive reasons, will not be disclosed.

"This is a tremendous achievement for Forbes," said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "We now have contracts for over 80% of our plant's capacity. These contracts are a true testament to our sterol manufacturing capabilities and the increasing demand for phytosterols in today's functional food and dietary supplement market."

Manufacturing of the phytosterols will be conducted by the Phyto-Source joint venture manufacturing facility in Pasadena, Texas, a 50-50 joint venture between Forbes and Chusei (USA) Inc. Forbes anticipates recognizing approximately 60 –70 % of the total revenue under these supply agreements on its income statement. Approximately 800 tonnes of Phyto-Source's 1000 tonne annual production capacity has been secured by these new and existing contracts.

Under the new and existing contracts Forbes' revenue is scheduled to increase for at least three quarters commencing in the fourth quarter of 2002. Based on these contracts, the Company has increased its revenue projections for 2002 to $8 million. As the Company is continuing to negotiate additional sterols contracts, revenue guidance for 2003 will be announced in the fourth quarter of 2002.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles A. Butt
President & CEO

###

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements concerning anticipated revenues, sales, manufacturing and production, which statements can be identified by the use of forward-looking terminology, such as "forecasts", "anticipates", "will", "scheduled", "projections" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the Company's need for additional funding, which may not be available to the Company on acceptable terms or at all; uncertainty as to whether product volumes will be ordered as forecasted or at all; the need for performance of contract obligations by buyers of products; uncertainty that the Phyto-Source LP manufacturing facility will function as planned; uncertainty as to the Company's ability to generate projected sales volumes; the need for continued cooperation and performance by the Company's joint venture partner, Chusei (USA) Inc.; the need to control costs and the possibility of unanticipated expenses and delays; and uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third-party purchasers. See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.